Exhibit 1
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FOR IMMEDIATE RELEASE                                              26 March 2007


                              WPP GROUP PLC ("WPP")

        KnowledgeBase Marketing acquires 51% stake in DataCore in the US


WPP announces that its wholly-owned operating company KnowledgeBase Marketing, a leading database marketing solutions company, has acquired a 51% stake in DataCore Marketing Inc. ("DataCore") a specialist in combining strategic marketing, data and fulfilment services.

Founded in 1992, DataCore is based in Kansas City, Kansas and employs 119 people. Clients include Bayer Environmental Science, H&R Block, Hill's Pet Nutrition, John Deere, Michelin and Novartis.

DataCore's unaudited revenues for the year ended 31 December 2006 were US$14.85 million, with gross assets at the same date of US$13.02 million.


This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.

Contact:
Feona McEwan, WPP                                       +44 (0)20 7408 2204
www.wpp.com
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